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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Unisys Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

909214108

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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January 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	34,787,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	34,787,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,787,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...........................MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	34,787,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	34,787,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	34,787,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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ITEM 1. SECURITY AND ISSUES

                 This Amendment No. 5 to statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Unisys Corporation, a Delaware corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at Unisys Way, Blue Bell, Pennsylvania 19424.

                 This Amendment No. 5 amends and restates in full each of the items set forth below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 27, 2006 (the "Original Statement").

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments' holdings of Common Stock. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer's management, directors and other shareholders.

                 In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 13, 2007 notified the Issuer of its intention to file and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and requested early termination of the waiting period pursuant to the HSR Act. The waiting period under the HSR Act expired on September 14, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $597.9 million) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $208 million based on the number of shares outstanding at September 30, 2007 and the closing price on January 4, 2008).

                 On November 5, 2007 the Reporting Persons determined that they and their representatives intend, at any time and from time to time, to engage in a proactive dialogue with members of the Board of Directors and management of the Issuer, as well as with other stockholders and other interested parties, regarding the undervaluation and strategic configuration of the Issuer, potential strategic alternatives available to the Issuer to increase stockholder value and other matters relating to the Reporting Persons' investment in the Common Stock of the Issuer, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer.

                 On January 7, 2008, MMI Investments submitted to the Issuer’s Board of Directors a letter with attachment, filed as Exhibit 2 hereto, discussing MMI's views concerning the desirability of the Issuer engaging a qualified investment bank to conduct a review of strategic alternatives to maximize stockholder value, including the value of the U.S. Government (federal, state and local) business of the Issuer. MMI Investments also requested a response from the Issuer prior to January 23, 2008. If a satisfactory response is not received, MMI Investments intends to consider all alternatives available to it, including with respect to the 2008 annual meeting of stockholders of the Issuer.

              Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals. Depending on various factors, including, without limitation, the outcome of the discussions, if any, referenced above, the Issuer’s financial position and business strategy, the price levels of the shares of Common Stock, and conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, changing their intention with respect to any and all matters referred to in this Item 4.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 351,525,102 shares of Common Stock outstanding as of September 30, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2007, the Shares owned by MMI Investments represent approximately 9.9% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares.

                Except for the Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        There have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person's knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Shares referred to in Item 5(a) above.

    (e)        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: January 8, 2008

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of November 27, 2006, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to the Original Statement)
2.	Letter and attachment, dated January 7, 2008, from MMI Investments to the Board of Directors of Unisys Corporation.

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Exhibit 2

[MMI Investments, L.P. Letterhead]

January 7, 2008

The Board of Directors

c/o Mr. Henry C. Duques

Chairman

Unisys Corp.

Unisys Way

Blue Bell, PA 19424

Dear Members of the Board:

MMI Investments, L.P. presently owns 34,787,000 shares of Unisys, or approximately 9.9% of the outstanding stock. As one of Unisys’ largest stockholders for more than a year, MMI has supported the company’s restructuring efforts, but felt tremendous frustration with the seemingly continuous stream of management, operational and financial missteps that have characterized recent performance, obscuring otherwise impressive growth in EBITDA as a result of the restructuring and undermining the significant intrinsic value of Unisys’ U.S. Government business (i.e., federal, state and local). Moreover we are mystified by management and the board’s inaction in the face of Unisys’ ruinous stock price performance over the past year. We believe Wall Street’s utter rejection of Unisys stock is indicative that the restructuring benefits are not enough to correct Unisys’ dramatic undervaluation. We believe that Unisys has serious flaws in its strategic configuration, which impair stockholder value due to the taint of the secularly declining Technology business and obscure market recognition of the highly-valuable U.S. Government business. Therefore we believe it is crucial that Unisys move immediately to announce the engagement of an independent, qualified investment bank to perform a review of all available strategic alternatives, with a particular focus on the potential realization of the U.S. Government business through a sale, tax-free spin-off or subsidiary IPO. This assignment should include undertaking the prompt execution of whichever transaction or transactions will lead to maximizing stockholder value. A review without follow through is of no help.

Management and the board have ignored several of our recommendations as to how Unisys can improve its perception by Wall Street and conform to the most basic expectations for a public company, including guidance issuance, increased segment transparency and a reverse stock-split (to avoid the perils of sub-$5 stock trading price, e.g. high volatility, institutional holder restrictions, etc.). There has been no shortage of similar constructive suggestions by Wall Street research analysts, other investors and qualified investment bankers. Meanwhile Unisys management has produced a cavalcade of small failures to dampen investor enthusiasm, such as the ongoing use of contract labor, the dramatic weakness in Consulting & Systems Integration and the recently botched refinance. We believe that these slip-ups, and the regularity thereof, have effectively decimated any investor enthusiasm for a restructuring that has impressively driven EBITDA from approximately $212 million (including retirement plan expenses) in 2005, to an estimated $523 million in 2007 and with expectations for $663 million in 2008 (even despite the delayed 8% to 10% operating margin targets).1 In short, you’ve thrown an earnings party and no one has attended.

We believe this undervaluation is in large part because of flaws in Unisys’ strategic configuration. The damage done to stockholder value by the drag of Technology and the failure to unlock the value of the U.S. Government business are significant and must be addressed. We believe that Unisys’ need to demonstrate a commitment to stockholder value is pressing, and the maximization of the value in the U.S. Government business provides the best opportunity for improving stockholder value in the immediate term (following which the severability of Technology can be addressed). The analysis included herein assumes that the separation of roughly $1.5 billion in U.S. Government revenue (with EBITDA assumed to be in-line with the margins of comparable companies) could result in a stock price of approximately $8 to $12 assuming the U.S. Government business trades in-line with its peer group multiples and the remaining Commercial business trades at the low-end of its peer group multiples.

_________________________

1  2005 EBITDA based on Unisys’ Form 10-K filed with the SEC on 2/24/06. 2007 and 2008 EBITDA based on Bloomberg consensus estimates (UBS adjusted to include retirement expense in-line with the other estimates).

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In our view, the best alternative would be an initial public offering of 19% of the shares of a subsidiary of Unisys comprising all of its U.S. Government services business. This would allow for the highest multiple business to have its value recognized, raise equity capital for the company at an attractive price and provide employees of that unit with financial incentives as owners. Doing so would also preserve flexibility, including the ability to further monetize the business through the public market, sell the business with an M&A control premium or eventually complete a tax free spin off of the balance of the subsidiary shares to Unisys stockholders.

This analysis cannot quantify the significant additional operating benefits of such a transaction. We believe that the government contracting industry will continue to experience significant consolidation. Without a fairly-valued equity currency, and with the capital constraints of the rest of Unisys’ business, the U.S. Government business cannot be expected to participate as an acquirer and therefore risks falling behind its peers competitively. The undervaluation of all of Unisys’ businesses, but particularly U.S. Government, also impedes Unisys’ ability to compensate its employees through equity incentives – particularly given the recently-adopted policy to increase 401k matching contributions funded with Unisys stock. By continuing to ignore stockholder value, Unisys is literally jeopardizing its employees’ retirements.

We have expended significant time and effort considering these issues and attempting to convey their gravity to management and the board. We do not publicize our frustration lightly and understand that the board may have discussed various alternatives from time to time, and concluded that the restructuring was the first priority. However we believe the time for patient observation of the restructuring plan (which management’s public statements suggest is close to completion) and silent consideration of options has long passed. The time has come for significant action from this board. Your inaction is threatening to cause permanent value destruction at Unisys. We request a meaningful response on or before January 23rd. Otherwise we will be compelled to consider all possible alternatives available to us, including with respect to the upcoming annual meeting of stockholders.

Sincerely,
/s/ CLAY LIFFLANDER
Clay Lifflander

Encl.

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Unisys
Sum-of-the-Parts

			Projected
			(Forward-Looking Statements)
($ in millions except per share data)			2008	2009

Unisys Ex- U.S. Government		(1)
Revenue		(2)	$4,135.1	$4,159.7
EBITDA (including retirement costs)		(3)	520.9	612.1
Implied Enterprise Value (EV) based on EBITDA Multiple:		(4)
4.0x	(Low)		2,083.4	2,448.3
4.5x	(Mid)		2,343.8	2,754.3
5.0x	(High)		2,604.3	3,060.3

Unisys U.S. Government		(5)
Revenue		(6)	$1,575.0	$1,653.8
EBITDA (including retirement costs)		(7)	141.8	148.8
Implied EV based on EBITDA Multiple:		(8)
9.0x	(Low)		1,275.8	1,339.5
10.0x	(Mid)		1,417.5	1,488.4
11.0x	(High)		1,559.3	1,637.2

Total Enterprise Value
Low EBITDA Multiples			3,359.2	3,787.8
Mid EBITDA Multiples			3,761.3	4,242.7
High EBITDA Multiples			4,163.5	4,697.5

Less: Net Debt		(9)	(489.3)	(489.3)
Shares		(10)	351.5	351.5

Implied Price per Share
Low			$8.16	$9.38
Mid			9.31	10.68
High			10.45	11.97

Notes:
(1) Represents all UIS operations excluding U.S. Government business.
(2) Revenue based on Bloomberg estimates for UIS less the MMI estimate for U.S. Government revenue.

(3) EBITDA based on Bloomberg consensus estimates (UBS adjusted to include retirement expense in-line with the other estimates) less the MMI estimate for U.S. Government EBITDA. EBITDA represents net income before depreciation, amortization, interest and tax expense. EBITDA provides information about a company's ability to meet future debt service, capital expenditures and working capital requirements. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the company's profitability or liquidity.

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(4) EBITDA multiple range as of 1/4/08 based on the low-end of commercial services companies deemed comparable by MMI (ACN, EDS, GIB, CSC, ACS, PER, ATO.FP and CAP.FP).

(5) Represents MMI's estimate of the company's U.S. federal, state, and local government services operations.
(6) MMI estimate assumes 2007 U.S. Government revenue of $1.5 billion with 5% growth in 2008 and 2009.
(7) MMI estimate assumes 9% EBITDA margins based on government services companies deemed comparable by MMI (CAI, SRX, SAI, MANT, SINT).

(8) Based on trading multiples as of 1/4/08 for comparable government services companies.

(9) Projected net debt at 12/31/07 based on 9/30/07 net debt plus the average 4Q07 cash flow estimates from research reports of UBS (dated 1/3/08), Morgan Stanley (dated 12/7/07), Goldman Sachs (dated 12/18/07) and JP Morgan (dated 10/24/07).

(10) Based on fully diluted shares outstanding as of 9/30/07 derived from information in UIS’s Form 10-Q filed with the SEC on 11/9/07.

* * * *

The foregoing was prepared by MMI solely for the purpose of explaining MMI’s position with respect to a review of strategic alternatives by Unisys. It may not be relied upon by any other person or used for any other purpose. We have not made any independent evaluation or appraisal of the assets, liabilities or solvency of Unisys. We have not been retained by Unisys to prepare this analysis and have not received any compensation therefor. While we believe that the analysts’ reports referred to herein reflect their respective best judgments on the dates of such reports, we have not independently reviewed the assumptions underlying those reports or the risks and uncertainties to which their analyses are subject. In the analysis of Unisys herein, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was available to us from public sources. The analysis of Unisys herein reflects our best current judgment and reflects assumptions we believe to be reasonable. However, it does not comprehensively state those assumptions, nor does it state the risks and uncertainties to which our analysis is subject. This analysis does not purport to address all potential alternatives, the relative merits of different alternatives or all risks, uncertainties or assumptions associated therewith. We believe that our analysis must be considered as a whole. The views expressed herein are necessarily based on economic, market, financial and other conditions as they existed, and on the information publicly available to us, as we prepared this material.

This material contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectation, the beliefs and expectations of analysts and others, and the sum-of-the-parts analysis included herein, are forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. The forward-looking information and analysis included in this material are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable. Any estimates and projections for Unisys contained herein involve numerous and significant subjective determinations, which may or may not prove to be correct. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. We also make no representation herein as to the price at which Unisys common stock will trade at any future time. Such trading prices may be affected by a number of factors, including but not limited to whether Unisys engages an investment bank to evaluate strategic alternatives, the manner in which any investment bank that may be engaged by Unisys performs that engagement, the price and timing and other terms upon which any strategic transaction involving Unisys might be made, changes in capital market conditions, changes in prevailing interest rates and other factors which generally influence the price of securities, and changes in the financial condition, business, assets, results of operations or prospects of Unisys or the industries it participates in (which risks and uncertainties include those described under the caption “Risk Factors” in Item 1A of Unisys’ Annual Report on Form 10-K filed February 23, 2007 and in Unisys’ subsequent periodic reports filed with the SEC). Accordingly, you should recognize these forward-looking statements for what they are and not rely on them as facts. Forward-looking statements speak only as of the date they are made, and, except to the extent required by law, we undertake no obligation to update publicly any of them in light of new information, future events or otherwise.

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